UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IPARTY CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

46261R107

(CUSIP Number)

Eric Roth, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center

666 Third Avenue

New York, New York 10017

(212) 935-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46261R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert H. Lessin Venture Capital LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4095486

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,805,898

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,805,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,805,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.33%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RHL Ventures LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 22-3544419

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,038,518

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,038,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,518

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.84%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert H. Lessin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,724,100

	8.	Shared Voting Power 5,844,416

	9.	Sole Dispositive Power 2,724,100

	10.	Shared Dispositive Power 5,844,416

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,568,516

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.61%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $.001 par value per share (the “Common Stock”), of iParty Corp., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 1457 VFW Parkway, West Roxbury, Massachusetts 02132.

Item 2.	Identity and Background

This statement is being filed jointly by Robert H. Lessin Venture Capital LLC (“RHLVC”), RHL Ventures, LLC (“RHL”) and Robert H. Lessin (collectively, the “Reporting Persons”). Each of RHLVC and RHL is a Delaware limited liability company providing venture capital investment services. Robert H. Lessin is (i) a former member of the Board of Directors of the Issuer, (ii) the President, Chief Executive Officer and sole member of RHLVC and (iii) the managing member of RHL. Mr. Lessin’s principal employment is as the Vice Chairman of Jefferies & Company, Inc., a Delaware corporation which provides investment banking services. The address of the principal business office of each of RHLVC, RHL and Robert H. Lessin is 520 Madison Ave, 12th Floor, New York, NY 10022.

During the last five years, none of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired in connection with the transactions described in Item 4 below, the text of which is incorporated herein by reference.

Item 4.	Purpose of Transaction

iParty LLC was created on December 11, 1997. On March 12, 1998, the Issuer was organized as a wholly owned subsidiary of iParty LLC and the net assets and operations of iParty LLC were transferred to the Issuer. Effective July 2, 1998, the Issuer merged into WSI Acquisition Corp. (“WSI”). The merger was consummated through an exchange of shares that resulted in iParty LLC receiving 6,000,000 shares of Common Stock of WSI.  In connection with the merger, WSI changed its name to iParty Corp.

In connection with the dissolution of iParty LLC on July 8, 2004, RHL received a distribution of 4,948,200 shares of Common Stock of the Issuer on account of its 82.47% membership interest in iParty LLC.

In connection with a distribution by RHL to its members on July 8, 2004, Robert H. Lessin received a distribution of 2,474,100 shares of Common Stock of the Company on account of his 50.0% membership interest in RHL.

The Reporting Persons consider the shares of Common Stock that they beneficially own as an investment made in the ordinary course of their business. The Reporting Persons intend to review on a continuing basis their investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

Except as described above, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5.	Interest in Securities of the Issuer
(a) and (b)

Robert H. Lessin beneficially owns an aggregate of 2,474,100 shares of Common Stock, representing approximately 11.77% of the 21,014,910 shares of Common Stock stated to be outstanding by the Issuer in its Quarterly Report on Form 10-Q filed May 10, 2004 (the “Form 10-Q”).  Robert H. Lessin is the direct beneficial owner of the 2,474,100 shares of Common Stock.  Robert H. Lessin has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock.

Robert H. Lessin is deemed to beneficially own an aggregate of 250,000 shares of Common Stock, representing approximately 1.18% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Form 10-Q. The 250,000 shares of Common Stock may be acquired by Robert H. Lessin upon the exercise of options to purchase Common Stock of the Issuer. Robert H. Lessin is deemed to be the direct beneficial owner of the 250,000 shares of Common Stock.  Upon exercise of the options, Robert H. Lessin will have sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock.

RHLVC and Robert H. Lessin (as the sole member of RHLVC) are deemed to beneficially own an aggregate of 3,805,898 shares of Common Stock, representing approximately 15.33% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Form 10-Q.  Of the 3,805,898 shares of Common Stock deemed to be beneficially owned by RHLVC and Robert H. Lessin, 400,000 shares may be acquired by RHLVC upon the exercise of warrants to purchase shares of Common Stock of the Issuer, 643,500 shares may be acquired by RHLVC upon the conversion of shares of Series B Preferred Stock of the Issuer, and 2,762,398 shares may be acquired by RHLVC upon the conversion of shares of Series E Preferred Stock of the Issuer. RHLVC is the direct beneficial owner, and Robert H. Lessin (as the sole member of RHLVC) is deemed to be the indirect beneficial owner, of the 3,805,898 shares of Common Stock.  Robert H. Lessin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by RHLVC (except for his indirect pecuniary interest arising therein).  RHLVC and Robert H. Lessin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

RHL and Robert H. Lessin (as the managing member of RHL) are deemed to beneficially own an aggregate of 2,038,518 shares of Common Stock, representing approximately 8.84% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Form 10-Q.  Of the 2,038,518 shares of Common Stock deemed to be beneficially owned by RHL and Robert H. Lessin, 1,073,268 shares may be acquired by RHL upon the exercise of warrants to purchase shares of Common Stock of the Issuer and 965,250 shares may be acquired by RHL upon the conversion of shares of Series B Preferred Stock of the Issuer. RHL is the direct beneficial owner, and Robert H. Lessin (as the managing member of RHL) is deemed to be the indirect beneficial owner, of the 2,038,518 shares of Common Stock.  Robert H. Lessin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by RHL (except for his indirect pecuniary interest arising therein).  RHL and Robert H. Lessin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

The 8,568,516 shares of Common Stock of which Robert H. Lessin is deemed to be the direct and indirect beneficial owner represent approximately 31.61% of the outstanding shares of Common Stock (based upon the Form 10-Q).

(c)           Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2004

ROBERT H. LESSIN VENTURE CAPITAL LLC

By:	/s/ Robert H. Lessin
Name: Robert H. Lessin
Title: President and Chief Executive Officer

RHL VENTURES LLC

By:	/s/ Robert H. Lessin
Name: Robert H. Lessin
Title: Managing Member

ROBERT H. LESSIN

/s/ Robert H. Lessin